Exhibit 21.1

List of Significant Subsidiaries

Name	State of Incorporation	Names under which it does Business
The New York Mortgage Company, LLC	New York	MortgageLine.com, Princeton Mortgage Consultants
New York Mortgage Trust 2005-1	Delaware	n/a
New York Mortgage Trust 2005-2	Delaware	n/a
New York Mortgage Trust 2005-3	Delaware	n/a
New York Mortgage Funding, LLC	Delaware	n/a